UNITED [redacted]
SECURITIES AND EXC
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SEC
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Section
FEB 29 2012
Washington, DC
121

12011784

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66464

*AB 3/5

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AQUEDUCT CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2820 SELWYN AVENUE, SUITE 550
(No. And Street)

CHARLOTTE,	NC	28209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK H. EDWARDS — (704) 973-9919
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK H. EDWARDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQUEDUCT CAPITAL GROUP, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA TUCK
NOTARY PUBLIC
MECKLENBURG COUNTY
NORTH CAROLINA
MY COMMISSION EXPIRES JUNE 24, 2012

Dana Tuck
Notary Public

Frank H. Edwards
Signature

CHIEF COMPLIANCE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AQUEDUCT CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

AQUEDUCT CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Member of Aqueduct Capital Group, LLC:

We have audited the accompanying statement of financial condition of Aqueduct Capital Group, LLC (the "Company"), as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Aqueduct Capital Group, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, LLP

New York, New York
February 22, 2012

AQUEDUCT CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 1,426,927
Fees receivable	2,523,975
Fixed assets, at cost (net of accumulated depreciation of $150,453)	155,360
Deposit	3,952
TOTAL ASSETS	$ 4,110,214

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Salaries payable	$ 369,987
Accrued expenses	175,925
TOTAL LIABILITIES	545,912
MEMBER'S EQUITY:	
Total member's equity	3,564,302
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,110,214

The accompanying notes are an integral part of this financial statement.

AQUEDUCT CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Aqueduct Capital Group, LLC (the "Company") was formed on January 9, 2004, in the State of Delaware as Alphalink Partners, LLC. Pursuant to the terms of an Assignment of Membership Interest and Admission Agreement dated September 2, 2004, the original members assigned their interests in the Company to the sole member, Aqueduct Capital Holdings, LLC, and ceased to be members of the Company. The Company changed its name on February 23, 2006.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") for the securities brokerage industry.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with customers.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $881,015, which was $844,621 in excess of its required net capital of $36,394.

NOTE 3 - INCOME TAXES

Provision for income taxes is not included in the Company's financial statements since the Company is a sole member limited liability company and earnings or losses are allocated to the member for inclusion in its separate income tax return.

The Company has determined that their are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

NOTE 4 - COMMITMENTS AND CONTIGENCIES

On October 9, 2011 the Company leased office space, with another tenant, under a lease which expires in 87 months. The following is a schedule of future minimum lease payments required under the lease:

Year ending December 31,	Amount
2012	$ 97,873
2013	100,900
2014	103,927
2015	107,559
Thereafter	256,357
Total	$ 666,616

The Company has an informal arrangement with the other tenant such that each party pays 50% of the monthly rent.

Rent expense for the year ended December 31, 2011 was $120,711.

NOTE 5 - BENEFITS

The Company participates in a 401(k) profit sharing plan covering substantially all of its employees. The plan includes employee contributions and discretionary employer contributions. The Company is not required to make contributions; however, the Company contributed $56,700 to the plan for the year ended December 31, 2011.

NOTE 6 - FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Furniture and Equipment	$ 311,398
Automobile	60,138
Less: Retired Assets	(65,723)
Total Cost	305,813
Less: Accumulated Depreciation	(150,453)
Net Fixed Assets	$ 155,360

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.